Filed Pursuant to Rule 253(g)(2)

File No. 024-10691

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

SUPPLEMENT NO. 9 DATED JUNE 24, 2020

TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“we”, “our”, “us” or the “Company”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain recent ongoing developments related to a potential merger with Fundrise National For-Sale Housing eFund, LLC.

Recent Ongoing Developments in our Business

Our Manager, in an effort to consolidate operations and maximize returns to our shareholders, has commenced internal discussions regarding a potential merger with an affiliate of our sponsor, Fundrise National For-Sale Housing eFund, LLC (“National eFund”). No definitive plan or agreement of merger has been finalized at this time, but we intend that any potential merger could be completed by the end of the third quarter of 2020. We intend that any potential merger would involve National eFund merging with and into us and would be structured as a stock for stock merger. In exchange for their shares in National eFund, National eFund shareholders would receive shares in our Company based on the respective and most recently announced NAV per share amounts for both companies. Pursuant to our and National eFund’s operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative, and shareholder consent is not required.

As we previously announced, on March 31, 2020, our Manager determined to suspend the processing and payment of redemptions under our redemption plan until further notice. Shareholders were advised that they may continue to submit redemption requests, but were also advised that such redemption requests may not be processed and, ultimately, may be rejected. We have determined to begin processing redemptions in the normal course for those redemption requests that were previously submitted more than 60 days ago.